     THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BECOME EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed pursuant to Rule 424(b)( )
                                                      Registration No. 333-78035

                   Subject to Completion, dated March 9, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 14, 1999)

[Houghton Mifflin Company Logo]

HOUGHTON MIFFLIN COMPANY

$150,000,000
          % NOTES DUE

Interest payable              and

ISSUE PRICE:       %

The notes will mature on                     . Interest will accrue from
               , 2001. We may redeem the notes in whole or in part at any time at the redemption prices discussed on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

-----------------------------------------------------------------------------------------------------------------
                                                        PRICE TO              UNDERWRITING         PROCEEDS TO
                                                         PUBLIC                 DISCOUNTS        HOUGHTON MIFFLIN
-----------------------------------------------------------------------------------------------------------------
Per Note                                              %                       %                       %
-----------------------------------------------------------------------------------------------------------------
Total                                            $                       $                       $
-----------------------------------------------------------------------------------------------------------------

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery
system of The Depository Trust Company on or about              , 2001.
JPMORGAN
        CREDIT SUISSE FIRST BOSTON
                  FLEET SECURITIES, INC.
                           WACHOVIA SECURITIES, INC.
                                   BNY CAPITAL MARKETS, INC.
                                                   SUNTRUST EQUITABLE SECURITIES

             , 2001

We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not rely on any information or representations that we have not authorized. We are not offering to sell or seeking offers to buy securities other than the notes described in this prospectus supplement, nor are we offering to sell the notes or seeking offers to buy the notes in any jurisdiction where offers or sales of the notes would be unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made under this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Houghton Mifflin since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of that information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Houghton Mifflin Company....................................    S-3
Capitalization..............................................    S-4
Ratio of Earnings to Fixed Charges..........................    S-5
Use of Proceeds.............................................    S-5
Selected Consolidated Financial Information.................    S-6
Description of the Notes....................................    S-8
Underwriting................................................    S-12
Experts.....................................................    S-13
Validity of the Notes.......................................    S-13

                                   PROSPECTUS

About This Prospectus.......................................      1
Where You Can Find More Information.........................      1
About Houghton Mifflin Company..............................      2
Ratio of Earnings to Fixed Charges..........................      3
How We Intend to Use the Proceeds...........................      3
Description of the Debt Securities..........................      3
Description of Houghton Mifflin Common Stock................     10
How We Plan to Sell the Securities..........................     13
Experts.....................................................     14
Legal Opinions..............................................     14

                            HOUGHTON MIFFLIN COMPANY

As a publisher, Houghton Mifflin shapes ideas, information and instructional methods into various media that satisfy the lifelong need of people to learn, gain proficiency and be entertained. We seek out, select and generate worthwhile concepts and then enhance their value and accessibility through creative development, design, production (performed by outside suppliers), marketing, sales and distribution. While Houghton Mifflin's works have been published principally in printed form, we publish many programs or works in other formats including computer software, laser discs, CD-ROM and Internet-based platforms.

Houghton Mifflin Company was incorporated in 1908 in Massachusetts as the successor to a partnership formed in 1880. Antecedents of the partnership date back to 1832.

Houghton Mifflin's principal business is publishing, and our operations are classified into three operating segments.

- K-12 Publishing, which includes textbooks and other educational materials and services for the kindergarten through grade twelve, or K-12, school markets, includes the following operating divisions:

     - The School Division, which publishes educational materials for the elementary school market;

     - McDougal Littell Inc., which publishes educational materials for the secondary school market;

     - Great Source Education Group, Inc., which publishes supplementary educational materials for both the elementary and secondary school markets;

     - Sunburst Technology Corporation (formerly Houghton Mifflin Interactive Corporation), which develops and sells multimedia instructional products for both the elementary and secondary school markets; and

     - The Riverside Publishing Company, which publishes assessment materials for the educational and clinical testing markets.

- College Publishing, which includes textbooks and other educational materials and services for the post-secondary higher education market. The College Division is the only operating division included in this segment.

- Other, which consists of operating divisions not involved in educational publishing, including:

     - The Trade & Reference Division, which publishes fiction, nonfiction, children's books, dictionaries and reference materials in a variety of formats and media; and

     - Computer Adaptive Technologies, Inc., which specializes in the development and delivery of computer-based testing solutions to corporations and associations worldwide.

We derive approximately 90% of our revenues from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. Schools and colleges make most of their purchases in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September. Thus, we realize approximately 50% of net sales and a substantial portion of annual net income during the third quarter, making third-quarter results material to full-year performance. We also characteristically post a net loss in the first and fourth quarters of the year, when fewer educational institutions are making purchases.

Sales of K-12 instructional materials are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant impact on Houghton Mifflin's year-to-year revenues. Although the loss of a single customer or a few customers would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year revenue performance.

                                 CAPITALIZATION

The following table sets forth our capitalization at December 31, 2000, and as adjusted to reflect the issuance and sale of the notes offered by this prospectus supplement and the application of the net proceeds from the issuance and sale to the repayment of a portion of the outstanding commercial paper borrowings.

                                                                 DECEMBER 31, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Short-Term Debt:
  Commercial paper borrowings...............................  $183,791     $
  5.99% Medium-Term Notes due 2001..........................    30,000       30,000
  Other.....................................................        57           57
                                                              --------     --------
     Total short-term debt..................................  $213,848     $
Long-Term Debt:
  7 1/8% Notes due 2004.....................................    99,805       99,805
  7% Notes due 2006.........................................   124,882      124,882
   % Notes due     .........................................        --      150,000
                                                              --------     --------
     Total long-term debt...................................  $224,687     $374,687
                                                              --------     --------
Stockholders' Equity........................................   413,862      413,862
                                                              --------     --------
          Total Capitalization..............................  $852,397     $
                                                              ========     ========

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges of Houghton Mifflin for the periods indicated:

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 2000      1999      1998      1997      1996
                                                ------    ------    ------    ------    ------
                                                            (DOLLARS IN MILLIONS)
Earnings before fixed charges:
  Net income before extraordinary item........  $ 55.8    $ 46.0    $ 45.6    $ 49.8    $ 43.6
  Provision for income taxes..................    41.4      31.1      33.6      33.7      30.3
                                                ------    ------    ------    ------    ------
  Income before taxes and extraordinary
     item.....................................    97.2      77.1      79.2      83.5      74.0
  Interest expense............................    33.0      30.3      34.7      39.7      41.6
  Interest portion of rent expense(1).........     7.9       7.3       3.1       2.7       3.0
                                                ------    ------    ------    ------    ------
Earnings before fixed charges.................  $138.1    $114.7    $117.0    $125.9    $118.6
Fixed charges:
  Interest expense............................    33.0      30.3      34.7      39.7      41.6
  Interest portion of rent expense(1).........     7.9       7.3       3.1       2.7       3.0
                                                ------    ------    ------    ------    ------
          Total fixed charges.................  $ 40.9    $ 37.6    $ 37.8    $ 42.4    $ 44.6
Ratio of earnings to fixed charges(2).........     3.4       3.1       3.1       3.0       2.7

---------------
(1) Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.

(2) This ratio shows the coverage of earnings before income taxes to fixed charges, which consist primarily of interest and debt expense. For the purpose of calculating the ratio of earnings to fixed charges, we calculate earnings by adding fixed charges to income before income taxes, and by deducting interest capitalized during the period, if any.

                                USE OF PROCEEDS

We will use all of the net proceeds from the sale of the notes, which will be
$            after deducting underwriting discounts but before deducting estimated offering expenses, to reduce a portion of our outstanding commercial paper borrowings incurred for working capital. At March 7, 2001, our commercial paper borrowings had an average maturity of approximately 16 days from the date of issue and bore a weighted average interest rate of 6.04% per year.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial and other operating information of Houghton Mifflin Company for each of the years in the five year period ended December 31, 2000. The selected financial information in the table is derived from Houghton Mifflin's audited consolidated financial statements. You should read our selected consolidated financial information together with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                     YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------
                                     2000         1999         1998         1997         1996
                                  ----------   ----------   ----------   ----------   ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
OPERATING RESULTS:
  Net sales.....................  $1,027,637   $  949,448   $  886,266   $  821,545   $  738,165
  Operating income..............     136,290      111,960       98,520      106,558       87,382
  Net interest expense..........      31,806       29,770       33,981       38,926       40,875
  Gains (losses) on INSO
     Corporation common stock
     and equity in earnings
     (losses) of INSO
     Corporation................          --       (5,100)      18,797       15,901       27,446
  Equity in losses of equity
     method investee............      (2,737)          --           --           --           --
  Loss on sale of investment....          --           --       (3,017)          --           --
  Write-down of investment......      (4,553)          --           --           --           --
  Other expense.................          --           --       (1,050)          --           --
  Income before taxes and
     extraordinary item.........      97,194       77,090       79,269       83,533       73,953
  Extraordinary gain on
     extinguishment of debt, net
     of tax.....................          --       30,320       18,010           --           --
  Net income....................      55,824       76,304       63,649       49,822       43,622
PER COMMON SHARE:
  Basic:
     Income before extraordinary
       item.....................  $     1.94   $     1.60   $     1.59   $     1.76   $     1.57
     Extraordinary gain on
       extinguishment of debt...          --         1.05         0.63           --           --
                                  ----------   ----------   ----------   ----------   ----------
     Basic net income per
       share....................  $     1.94   $     2.65   $     2.22   $     1.76   $     1.57
                                  ==========   ==========   ==========   ==========   ==========
  Diluted:
     Income before extraordinary
       item.....................  $     1.92   $     1.57   $     1.57   $     1.73   $     1.56
     Extraordinary gain on
       extinguishment of debt...          --         1.03         0.62           --           --
                                  ----------   ----------   ----------   ----------   ----------
     Diluted net income per
       share....................  $     1.92   $     2.60   $     2.19   $     1.73   $     1.56
                                  ==========   ==========   ==========   ==========   ==========
  Dividends declared per
     share......................  $     0.52   $     0.51   $     0.50   $     0.49   $     0.48
  Book value....................       14.38        14.41        13.20        10.61         9.22

                                                     YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------
                                     2000         1999         1998         1997         1996
                                  ----------   ----------   ----------   ----------   ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
FINANCIAL DATA:
  Total assets..................  $1,123,974   $1,038,743   $  983,668   $1,000,648   $1,017,283
  Long-term debt less current
     portion....................     224,687      254,638      274,521      371,081      500,999
  Additions to book plates and
     property, plant, and
     equipment..................     112,293       98,314       73,984       67,903       74,943
  Dividends paid................      14,980       14,748       14,388       13,959       13,371
  Weighted average shares
     outstanding:
     Basic......................      28,749       28,823       28,689       28,237       27,801
     Diluted....................      29,045       29,308       29,111       28,826       27,919
Net Sales -- Classes of Similar
  Products
  K-12 Publishing...............  $  750,660   $  684,336   $  634,199   $  581,617   $  514,086
  College Publishing............     174,406      173,694      162,518      150,934      140,566
  Other.........................     102,571       91,418       89,549       88,994       83,513
                                  ----------   ----------   ----------   ----------   ----------
                                  $1,027,637   $  949,448   $  886,266   $  821,545   $  738,165
                                  ==========   ==========   ==========   ==========   ==========
EBITDA(1).......................  $  243,642   $  206,075   $  197,701   $  196,297   $  171,717

---------------
(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization, non-recurring items, other items including equity in earnings and losses of equity method investees, asset impairment charge and acquired in-process research and development, and extraordinary items. EBITDA is relevant to an understanding of the economics of Houghton Mifflin because it indicates cash flow available from operations to service fixed obligations. EBITDA should not be considered as an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. Our calculation of EBITDA may not be comparable to EBITDA as calculated by other companies.

                            DESCRIPTION OF THE NOTES

The following description of the terms of the notes (referred to in the accompanying prospectus as "debt securities") supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus.

GENERAL

We will issue the notes under an Indenture dated as of March 15, 1994, as supplemented by a First Supplemental Indenture dated as of July 27, 1995, between Houghton Mifflin and State Street Bank and Trust Company, as successor trustee.

The notes will be unsecured obligations, ranking equally with all of our other
unsecured and unsubordinated indebtedness, and will mature on                .
The notes will bear interest at the rate of      % per year. Interest on the
notes will accrue from                , 2001 or from the most recent date to
which interest has been paid or provided for. We will pay interest on the notes
semi-annually on                and                of each year, commencing on
               , 2001 to the persons in whose names the notes are registered at
the close of business on the                or                , as the case may
be, immediately preceding an interest payment date. We will compute interest on the notes on the basis of a 360-day year of twelve 30-day months. The notes are not entitled to the benefit of any sinking fund.

If an interest payment date, redemption date or the maturity date falls on a day which is not a business day, the related payment of interest and principal and premium, if any, will be made on the next business day without further accrual of interest.

We will initially issue $150,000,000 principal amount of notes in denominations of $1,000 and multiples of $1,000.

The notes are subject to defeasance and discharge as described under "Description of the Debt Securities -- Defeasance" in the accompanying prospectus.

REDEMPTION AT OUR OPTION

We may, at our option, redeem the notes in whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Adjusted Treasury Rate plus      basis points,
plus, in each case, accrued interest to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"Comparable Treasury Price" means, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (i) each of Chase Securities Inc. and Credit Suisse First Boston Corporation and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

FURTHER ISSUES

We may from time to time, without the consent of existing note holders, issue further notes having the same terms and conditions as the notes in all respects, except for issue date, issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

BOOK-ENTRY SYSTEM

The notes initially will be issued in book-entry form and represented by one or more global notes. The Depository Trust Company, New York, New York ("DTC") will act as securities depositary for the notes. Each global note will be deposited with, or on behalf of, DTC as depositary, and registered in the name of Cede & Co., the nominee of DTC, or in another name as may be required by an authorized representative of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below or in the accompanying prospectus, a global note may only be transferred as a whole by DTC to its nominee or by a nominee to DTC or any successor depositary.

DTC has advised us that it is:

- a limited-purpose trust company organized under the New York Banking Law;

- a "banking organization" within the meaning of the New York Banking Law;

- a member of the Federal Reserve System;

- a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

- a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among direct participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, banks, trust companies and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, sometimes referred to as "indirect participants." The rules applicable to DTC and its direct and indirect participants are on file with the Commission. Purchases of the notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of the actual purchaser of a note, called the beneficial owner, is in turn recorded on the direct and indirect participants' records. While beneficial owners will not receive written confirmation from DTC of their purchase, they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes will be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests, except in the event that use of the book-entry system for the global note is discontinued.

The laws of some states may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in the notes.

To facilitate subsequent transfers, all the notes deposited by direct participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual owners of beneficial interests in a note; DTC's records reflect only the identity of the direct participants to whose accounts the note is credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping records of the holdings of owners of beneficial interests on behalf of their customers. As long as DTC, or its nominee, is the registered owner of a global note, we will consider DTC or the nominee, as the case may be, to be the sole owner and holder of the global note and the underlying note for all purposes under the indenture.

Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of a note under the indenture. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them subject to any legal requirements in effect from time to time.

In any case where a vote may be required with respect to the notes, neither DTC nor its nominee will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of the nominee to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

We will make all payments of principal of and any premium and interest on the notes to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the trustee on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case for securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of DTC, the trustee or of us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC or its nominee, as the case may be, is our responsibility, disbursement of payment to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants. We, the trustee and any of our agents will not have any responsibility or liability for any aspect of DTC's or any participant's records relating to, or for payments made on account of, beneficial interest in a global note, or for maintaining, supervising or reviewing any records relating to the beneficial interests.

DTC is under no obligation to provide its services as depositary for the notes and may discontinue providing its services at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, security certificates are required to be printed and delivered.

Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

We may decide to discontinue use of the system of book-entry transfers through the depositary or a successor depositary. In that event, security certificates will be printed and delivered.

We have obtained the information in this section concerning DTC and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

                                  UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus supplement relating to the offering and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of the notes set forth opposite the name of that underwriter below:

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
Chase Securities Inc. ......................................   $
Credit Suisse First Boston Corporation......................
Fleet Securities, Inc. .....................................
Wachovia Securities, Inc. ..................................
BNY Capital Markets, Inc. ..................................
SunTrust Equitable Securities Corporation...................
                                                               ------------
          Total.............................................   $150,000,000
                                                               ============

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to our satisfying certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased. We will deliver the notes to the underwriters at the closing of this offering when the underwriters pay us the purchase price for the notes.

In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or contribute to payments that the underwriters may be required to make in respect of any such liability.

We estimate that the offering expenses payable by us will be $          .

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market making in the notes at any time in their sole discretion and without providing any notice. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession
not in excess of      % of the principal amount of the notes. Any underwriter
may allow, and any such dealer may re-allow, a concession not in excess of
     % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

In the ordinary course of their respective businesses, certain of the underwriters or their affiliates perform investment banking and commercial banking services and other financial service transactions for us and our affiliates.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Our consolidated financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             VALIDITY OF THE NOTES

Paul D. Weaver, Esq., our Senior Vice President, General Counsel and Clerk, and Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the notes offered hereby for us. Davis Polk & Wardwell, New York, New York, will pass upon various legal matters for the underwriters. As of the date of this prospectus supplement, Mr. Weaver is the direct or indirect beneficial owner of 61,056 shares of our common stock and holds options to acquire 20,000 shares of our common stock.

                      (This page intentionally left blank)

Prospectus




[Houghton Mifflin Company Logo]






HOUGHTON MIFFLIN COMPANY

$200,000,000
Debt Securities
Common Stock




Houghton Mifflin will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Houghton Mifflin may offer any of the following securities from time to time:

- debt securities or

- common stock





--------------------------------------------------------------------------------
We may list the securities on the New York Stock Exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------


May 14, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
About Houghton Mifflin Company..............................    2
Ratio of Earnings to Fixed Charges..........................    3
How We Intend to Use the Proceeds...........................    3
Description of the Debt Securities..........................    3
Description of Houghton Mifflin Common Stock................   10
How We Plan to Sell the Securities..........................   13
Experts.....................................................   14
Legal Opinions..............................................   14

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

Houghton Mifflin files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov. In addition, you may look at our SEC filings at the offices of the New York Stock Exchange
(NYSE), which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities. These documents contain important information about us, our business and our finances.

HOUGHTON MIFFLIN SEC FILINGS (FILE NO. 1-5406)                     PERIOD
----------------------------------------------                     ------
          Annual Report on Form 10-K                    Year ended December 31, 1998

We are also incorporating by reference the descriptions of our common stock, and the related preferred stock purchase rights under our Stockholder Rights Plan, from registration statements we have previously filed under Section 12 of the Securities Exchange Act, including any amendments or reports filed for the purpose of updating these descriptions.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: Houghton Mifflin Company, 222 Berkeley Street, Boston, MA 02116, Attention: Investor Relations. Our telephone number is 617-351-5000.

This prospectus is part of a registration statement we filed with the SEC. As SEC rules allow, this prospectus does not contain all of the information you can find in the registration statement or in the exhibits. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

                         ABOUT HOUGHTON MIFFLIN COMPANY

Houghton Mifflin Company was incorporated in 1908 in Massachusetts as the successor to a partnership formed in 1880. Antecedents of the partnership date back to 1832. Houghton Mifflin's principal business is publishing, and its operations are classified into three operating segments:

- K-12 Publishing, which includes textbooks and other educational materials and services for the kindergarten through grade twelve, or K-12, school markets;

- College Publishing, which includes textbooks and other educational materials and services for the college markets; and

- Other, which includes fiction, nonfiction, children's books, dictionary and reference materials in a variety of formats and media and computer-based testing solutions.

K-12 PUBLISHING

This operating segment includes textbooks and instructional materials, tests for measuring achievement and aptitude, clinical/special needs testing products, computer-assisted as well as computer-managed instructional programs for the K-12 market, and a computer-based career and college guidance information system in versions for both junior and senior high school students.

- K-12 Publishing consists of five of Houghton Mifflin's divisions:

- The School Division, which publishes for the elementary school market;

- McDougal Littell Inc., which publishes for the secondary school market;

- Great Source Education Group, Inc., which publishes supplementary materials for both the elementary and secondary school markets;

- Houghton Mifflin Interactive Corporation, which develops and sells multimedia products, chiefly CD-ROM titles, for both the elementary and secondary school markets; and

- The Riverside Publishing Company, which serves the educational and clinical testing markets.

COLLEGE PUBLISHING

This operating segment, which consists of the College Division, includes textbooks, ancillary products such as workbooks and study guides, and instructional materials for introductory and upper level courses in the post-secondary higher education market. Products may be in print or electronic form.

OTHER

Houghton Mifflin's Other operating segment consists of unallocated corporate-related items and two divisions:

- The Trade & Reference Division, which publishes fiction and nonfiction for adults and children, dictionaries, and other reference works; and

- Computer Adaptive Technologies, Inc., which specializes in developing and delivering computer-based testing solutions.

Houghton Mifflin derives almost 90% of its revenues from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. Sales of K-12 instructional materials are also cyclical, with some years offering more sales opportunities than others. Our SEC reports contain more detailed information about our business and factors that may affect our financial performance.

                       RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                1998      1997      1996     1995(B)    1994(A)
                                                -----    ------    ------    -------    -------
                                                             (DOLLARS IN MILLIONS)
Earnings (loss) before fixed charges:
  Net income (loss) before extraordinary item
     and cumulative effect of accounting
     changes..................................  $45.6    $ 49.8    $ 43.6    $ (7.2)     $52.4
  Provision (benefit) for income taxes........   33.6      33.7      30.3      (4.2)      32.7
                                                -----    ------    ------    ------      -----
Income (loss) from continuing operations
  before taxes, extraordinary item, and
  cumulative effect of accounting changes.....   79.2      83.5        74     (11.4)      85.1
  Interest expense............................   34.7      39.7      41.6      15.2        7.7
  Interest portion of rent expense*...........    3.1       2.7         3       3.8        3.4
                                                -----    ------    ------    ------      -----
Earnings (loss) before fixed charges..........  $ 117    $125.9    $118.6    $  7.6      $96.2
Fixed charges:
  Interest expense............................   34.7      39.7      41.6      15.2        7.7
  Interest portion of rent expense*...........    3.1       2.7         3       3.8        3.4
                                                -----    ------    ------    ------      -----
Total fixed charges...........................  $37.8    $ 42.4    $ 44.6    $   19      $11.1
Ratio of earnings to fixed charges............    3.1         3       2.7       0.4        8.6

---------------
(A) On March 30, 1994, Houghton Mifflin completed an early redemption of $25 million in senior notes due March 30, 1997. Houghton Mifflin recognized an extraordinary loss of $1.2 million, net of a tax benefit of $0.8 million. This extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earning to fixed charges.

(B) Houghton Mifflin would need $11.4 million in additional income to cover its fixed charges in 1995.

 * Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.

This ratio shows the coverage of earnings before income taxes to fixed charges, which consist primarily of interest and debt expense.

For the purpose of calculating the ratio of earning to fixed charges, we calculate earnings by adding fixed charges to income before income taxes, and by deducting interest capitalized during the period.

                       HOW WE INTEND TO USE THE PROCEEDS

We intend to use the net proceeds from the sale of the securities for working capital, capital expenditures, repayment and refinancing of debt, potential future acquisitions, and other general corporate purposes.

                       DESCRIPTION OF THE DEBT SECURITIES

This prospectus describes the general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. You should look at the actual indenture if you do not fully understand a term or the way we use it in this prospectus.

Houghton Mifflin will issue and offer the debt securities under an indenture dated as of March 15, 1994, as supplemented by a First Supplemental Indenture dated as of July 27, 1995, between Houghton Mifflin and State Street Bank and Trust Company, as successor trustee.

We have summarized some of the important portions of the indenture in this section, but this summary is not complete. We have incorporated the indenture by reference as an exhibit to the registration statement for these securities that we filed with the SEC. We sometimes refer to specific sections of the indenture. When we do so, we indicate where you can find the relevant section in the indenture by noting the section number in parentheses so that you can easily locate these provisions. When we do refer to specific sections contained in the indenture or terms defined in the indenture, including important terms which we capitalize here, we use them in this prospectus in the same way we use them in the indenture. You should refer to the indenture itself for detailed, specific, legal descriptions and other provisions that may be important to you.

GENERAL

The debt securities will rank equally and ratably with all Houghton Mifflin's other unsecured and unsubordinated indebtedness. The indenture allows us to issue debt securities at any time in an unlimited amount. It does not limit the amount of additional debt that we may incur, and it does not contain any provisions that would protect the holders of the debt securities if our credit quality declines due to a takeover, recapitalization, highly leveraged transaction or other similar event. However, the indenture does limit the ability of Houghton Mifflin and our subsidiaries (1) to lease properties back from persons to whom we sold the property; and (2) to grant mortgages and other security interests on other debt without similarly securing the debt securities. We summarize these limitations under the heading "Covenants" on page 7.

A prospectus supplement relating to any series of debt securities that we offer for sale will include specific terms of that series of debt securities. These terms will include some or all of the following:

- their type and title;

- their total principal amount and currency or currency unit;

- the denominations in which they are authorized to be issued;

- the percentage of the principal amount at which they will be issued;

- the date on which they will mature;

- if they bear interest, the interest rate or the method by which the interest rate will be determined;

- the times at which any interest will be payable or the manner of determining the interest payment dates and how we will make interest payments;

- any optional or mandatory redemption periods and the redemption or purchase price;

- any sinking fund requirements;

- any special United States federal income tax consequences;

- whether they are to be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities;

- in the case of global securities, whether and under what circumstances they may be exchanged for registered securities;

- any information with respect to book-entry procedures;

- the manner in which the amount of any payments of principal and interest determined by reference to an index are determined;

- whether the defeasance provisions will apply; and

- any other specific terms not inconsistent with the indenture.

DENOMINATIONS, REGISTRATION, TRANSFER AND PAYMENT

Houghton Mifflin will issue the debt securities as registered securities without coupons, or in the form of one or more global securities, as described below under the heading "Global Securities." We will issue registered securities denominated in U.S. dollars only in denominations of $1,000 and integral multiples of $1,000. We will issue global securities in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security. The denomination of debt securities denominated in a foreign or composite currency will be described in a prospectus supplement.

You may present registered debt securities for registration of transfer at the office of the registrar or at the office of any transfer agent that we designate. Houghton Mifflin has initially appointed the trustee as registrar and transfer agent for the debt securities.

We will pay principal and any premium and interest on registered securities at the office of the paying agent we designate. Houghton Mifflin may choose to make any interest payment (1) by check mailed to the address of the holder, as the address appears in the register or (2) by wire transfer to the holder's account, as specified in the register. Houghton Mifflin will make interest payments to the person in whose name the debt security is registered at the close of business on the day or days specified by Houghton Mifflin.

If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. Original issue discount debt securities are securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

The trustee's principal office in the city of New York will be designated as Houghton Mifflin's sole paying agent for payments on registered securities unless we designate another paying agent in a prospectus supplement for a particular series of debt securities.

GLOBAL SECURITIES

We will deposit global securities with the depositary identified in the prospectus supplement. A global security is a security, typically held by a depository, that represents the beneficial interests of a number of purchasers of the security.

After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of persons that have accounts with the depositary, referred to in this prospectus as the "participants." The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership may only be made through, records maintained by the depositary and its participants.

We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form, and will not be considered the owners or holders of the debt securities.

Any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to that depositary or its nominee as the registered owner of the global security. Neither Houghton Mifflin, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary, upon receipt of any payments, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants.

If the depositary is at any time unwilling or unable to continue as depositary and Houghton Mifflin does not appoint a successor depositary within 90 days, we will issue registered securities in exchange for the global security. In addition, Houghton Mifflin may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities. in this event, we will issue debt securities of that series in definitive form in exchange for the global security.

COVENANTS

We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply, unless waived or amended, while any of the debt securities are outstanding. The prospectus supplement may describe different covenants applicable to a specific series of debt securities.

Limitations on Sale and Leaseback. Neither we nor any of our subsidiaries will agree to lease any real property that we owned and commercially operated for more than 180 days if we sold that real property to the person from whom we will lease the property, referred to in the indenture as a "Sale and Leaseback Transaction," unless:

- the lease has a term of three years or less; or

- Houghton Mifflin or a subsidiary, within 180 days of the effective date of the Sale and Leaseback Transaction, retires debt of Houghton Mifflin or of a subsidiary that is at least equal in amount to the fair value of the property at the time we lease the property; or

- Houghton Mifflin or a subsidiary could create a security interest on the property to secure a debt at least equal in amount to the Attributable Debt, as explained in the next paragraph, for the lease without securing the debt securities under the covenant that limits our granting of security interest for our debt. (Section 1008)

When we use the term "Attributable Debt" under the indenture, we mean, at the time of determination, the present value of the obligation of a lessee for net rental payments during the remaining term of any lease entered into in connection with a Sale and Leaseback transaction, discounted at the semiannually compounded interest rate equal to the weighted average yield to maturity of the debt securities then outstanding. The term of the lease for this purpose includes any period for which we have extended the lease.

Limitations on Secured Indebtedness. Neither we nor any of our subsidiaries will agree to issue, assume or guarantee any debt that is secured by a mortgage, security interest, lien or pledge on any assets, stock or other debt of Houghton Mifflin unless:

- the security interest secures the debt securities issued under the indenture equally and ratably with the other secured debt;

- the security interest exists at the time a corporation merges into or consolidates with Houghton Mifflin or a subsidiary, or becomes a subsidiary;

- the security interest exists when Houghton Mifflin or a subsidiary acquires the property;

- Houghton Mifflin or the subsidiary creates or assumes the security interest on a property at the time we acquire the property or within 180 days after the date we acquire the property;

- Houghton Mifflin or the subsidiary creates or assumes the security interest to finance all or some of the cost of construction or improvement of a property at the time of its construction or improvement or within 180 days after we complete and begin operating the property commercially;

- the security interest is for the benefit of Houghton Mifflin or a subsidiary;

- the security interest extends, renews or replaces in whole or in part a lien permitted by one of the preceding six sections, as long as we do not increase the dollar amount of debt secured or the property that secures the debt; or

- the secured debt plus the total amount of all other secured debt and Attributable Debt from Sale and Leaseback Transactions at the time does not exceed 10% of Houghton Mifflin's consolidated stockholders' equity. (Section
  1007)

These exceptions do not apply to properties that we previously owned, except unimproved real estate that we improve or on which we construct a facility. The indenture also prevents our subsidiaries from incurring, assuming or guaranteeing more than $5,000,000 of debt that is payable more than one year from the date on which it was issued. This prohibition also applies to debt if we can, at our option, extend the maturity date for more than one year.

CONSOLIDATION, MERGER OR SALE

We may merge into another corporation, or transfer substantially all of our properties and assets to another person, without the consent of the holders of any of the outstanding debt securities if the other person:

- assumes all of our obligations under the debt securities and the indenture in writing;

- takes any action necessary to secure the debt securities equally with any other secured debt, if our assets become subject to a security interest as a result of the merger or other transaction;

- is organized under the laws of the United States or one of the states; and

- immediately after the transaction no event exists that is (or would be after notice and/or passage of time) an event of default under the indenture.

If a merger or sale takes place, our obligations on the debt securities would end.

EVENTS OF DEFAULT

When we use the term "event of default" under the indenture, here are some examples of what we mean.

An event of default occurs if:

- we fail to pay the principal of any of the debt securities when it is due;

- we fail to pay an installment of interest on any of the debt securities within 30 days after it is due;

- we fail to deposit any sinking fund payment for any of the debt securities when due;

- any debt of more than $10,000,000 becomes due and payable before the date on which it was to be due and payable;

- we fail to comply with any other covenant in the debt securities and this failure continues for 60 days after we receive written notice of it; or

- we take specific actions relating to our bankruptcy, insolvency or reorganization.

The form of security or the supplemental indenture for a particular series of debt securities may include additional events of default or changes to the events of default described above. You should refer to the prospectus supplement for the events of default relating to a particular series of debt securities. A default under our other indebtedness will not be a default under the indenture, and a default under one series of debt securities will not necessarily be a default under another series.

If an event of default for debt securities of any series occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding debt securities of that series by notice to Houghton Mifflin may require us to repay immediately the principal of and any premium and accrued interest on all the debt securities of that series. The holders of a majority in principal amount of all of the debt securities of that series may rescind this accelerated payment requirement, if the rescission would not conflict with any judgment or decree by a court and if all existing events of default have been cured or waived.

If an event of default occurs and is continuing, the trustee may pursue any remedy available to it to collect payment or to enforce the performance of any provision of the debt securities or the indenture. The trustee may require the holders of debt securities to indemnify it before it exercises any right or power under the indenture at their request.

Subject to some exceptions, the holders of a majority in principal amount of the debt securities may waive an existing default and its consequences.

MODIFICATION OF THE INDENTURE

Houghton Mifflin and the trustee may amend the indenture without the consent of any holder of debt securities for a variety of reasons, including:

- to permit a successor to assume our obligations under the indenture;

- to appoint a successor trustee;

- to cure any ambiguity or inconsistency;

- to make any other change that does not significantly and adversely affect the rights of any holder; or

- to establish the terms and conditions of any series of debt securities.

The holders of at least a majority of the principal amount of any series of debt securities affected by an amendment may consent in writing to the amendment, but the amendment will not affect the rights of holders of any other series of debt securities.

Some amendments or waivers will not be effective against any holder without the holder's consent. Some examples of these amendments and waivers are amendments or waivers that would:

- reduce the principal amount of any debt security or reduce its interest rate;

- change the maturity or due date of any payment of principal or interest due on the debt security;

- reduce the amount of debt securities whose holders must consent to an amendment or waiver;

- waive a default in the payment of the principal or any premium or interest on any debt security; or

- make any debt security payable in currency other than that stated in the debt security.

DEFEASANCE

When we use the term defeasance, we mean discharge from some or all of Houghton Mifflin's obligations under the indenture. The indenture lists specific conditions that we must satisfy to discharge our obligations concerning a series of debt securities. If we meet these conditions, we will discharge all of our obligations related to that series of debt securities, and we will be able to treat them as if we had fully paid all payments that the indenture and that series of debt securities require us to make. We refer to this as "legal defeasance." In addition, if we meet the required conditions, we may choose to stop complying with any covenant, term, provision or condition related to the series without creating an Event of Default. We refer to this as "covenant defeasance."

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The principal conditions for defeasance are:

- We deposit with the trustee money or government securities sufficient to pay principal and any premium and interest on the debt securities to date of redemption or maturity.

- We furnish to the trustee a legal opinion stating that the deposit and related defeasance would not cause (1) the holders of the debt securities to recognize income, gain or loss for Federal income tax purposes and (2) the debt securities to be delisted from any U.S. or foreign securities exchange on which they are listed. The opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of this prospectus, since this would not be the result under current tax law.

If this happens, the holders of the debt securities of that series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. These holders would only be entitled to the funds or obligations that we deposited for payment. The indenture would continue to require the trustee to hold these funds and obligations in trust for payment of the debt securities, and would require us to continue to maintain an office for payment of the debt securities.

After covenant defeasance, the funds or obligations that we deposit with the trustee would be sufficient to pay amounts due on that series of debt securities at maturity. If the debt securities then become due and payable before their scheduled maturity date because an event of default occurs, the funds and obligations we deposited may not be sufficient to pay all amounts due at that time. However, if the event of default relates to a covenant from which we have not been relieved, we would remain liable to make payment of the remaining amount due at the time of acceleration.

We will describe any other provisions permitting defeasance or covenant defeasance with respect to any series of debt securities in the prospectus supplement for that offering.

ABOUT THE TRUSTEE

State Street Bank and Trust Company has loaned money to us and provided other services to us in the past and may do so in the future as a part of its regular business. State Street also acts as the trustee for some of our employee benefit plans. Nader F. Darehshori, who is the Chairman of the Board, President and Chief Executive Officer, and a director, of Houghton Mifflin, and Joseph A. Baute, a director of Houghton Mifflin, are also directors of State Street.

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                  DESCRIPTION OF HOUGHTON MIFFLIN COMMON STOCK

This summary of our common stock and preferred stock is not complete and is qualified by reference to all the provisions of our Restated Articles of Organization, our Bylaws, our Stockholder Rights Plan (which is summarized below) and the Massachusetts General Laws. Our Restated Articles of Organization, Bylaws and Stockholder Rights Plan are incorporated by reference into the Registration Statement of which this prospectus is a part.

GENERAL

Our common stock consists of 70,000,000 authorized shares, par value $1.00 per share. As of April 30, 1999 there were 30,743,899 shares outstanding. Our common stock trades on the New York Stock Exchange. We issue shares of our common stock at various times in connection with our employee stock option and incentive plans.

We may issue common stock from time to time. Our board of directors must approve the amount of stock we sell and the price for which it is sold. Holders of our common stock do not have any preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that we may issue.

However, each outstanding share of our common stock currently has attached to it one preferred share purchase right issued under our Stockholder Rights Plan, which is summarized below. Our common stock does not have any redemption or sinking fund provisions or any conversion rights.

When we issue shares of common stock, the shares will be fully paid and non-assessable. Under Massachusetts law, if we distribute any cash or property to our stockholders, other than additional shares of our stock, and if we are insolvent, or the distribution renders us insolvent, then our stockholders would be required to pay back to us the amount of the distribution, or the portion of the distribution that caused us to become insolvent.

VOTING

If you are a holder of our common stock, you are entitled to one vote per share for all matters on which stockholders are entitled to vote. Our common stock has non-cumulative voting rights. This means holders of the majority of our shares can elect all of our directors.

DIVIDENDS

If our board of directors declares a dividend out of funds legally available for dividends, holders of our common stock are entitled to share equally, share for share, in those dividends whether they are payable in cash, stock or other property. We cannot pay any common stock dividends, however, until we have paid any accrued but unpaid preferred stock dividends. Currently, we do not have any preferred stock outstanding.

LIQUIDATION

If we liquidate, dissolve, or wind up, whether voluntarily or involuntarily, then you, as a holder of our common stock, would be entitled to share proportionally in any of our assets to which common stockholders are entitled when these events occur. Your rights, however, would rank behind those of our creditors and behind those of any holders of our preferred stock.

STOCKHOLDER RIGHTS PLAN

In 1988, our board of directors adopted a stockholder rights plan and entered into a rights agreement with the First National Bank of Boston, currently known as BankBoston, N.A., as rights agent. That plan expired on December 18, 1998. In July 1997, our board of directors renewed the then existing rights agreement and the plan by adopting a renewed rights agreement. The terms of the renewed rights agreement are substantially similar to those of the 1988 rights agreement. The purpose of the rights is to

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enhance the board of director's ability to protect our stockholders' interests by encouraging potential acquirors to negotiate with our board of directors prior to attempting a takeover bid and to provide our board with leverage in negotiating on behalf of all of our stockholders the terms of any proposed takeover. The rights may discourage, delay or prevent hostile takeovers. They are not intended, however, to interfere with any merger or other business combination approved by our board of directors.

Under the 1997 plan, each of our common stockholders received a dividend of one preferred stock purchase right for each outstanding share of our common stock that the stockholder owned on December 18, 1988, the time of the rights dividend. We refer to these preferred stock purchase rights as the "rights." Each share of common stock issued after our common stockholders received the rights dividend also receives a right. Until a right is exercised, the holder of a right does not have any additional rights as a stockholder. These rights trade automatically with our shares of common stock and become exercisable only under the circumstances described below.

In general, the rights will become exercisable when the first of the following events happens:

- ten business days, or a later date if determined by our board, after a public announcement by us that a person or group has acquired beneficial ownership of 20% or more of our common stock; or

- ten business days, or a later date if determined by our board, after the beginning of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of our outstanding common stock; or

- immediately after a determination by our board that a person or group that has acquired 15% or more of our common stock is an adverse person, which means a person likely to significantly harm our business or prospects or a person seeking to achieve short-term personal financial gain at our expense.

If the rights become exercisable, holders of the rights will be able to purchase from us a unit of preferred stock equal to one ten-thousandth of a share of our Series A Junior Participating Preferred Stock at a price of $125 per unit, subject to adjustment.

In the event that:

- a person or group becomes the beneficial owner of 30% or more of our common stock;

- a person or group is declared by our board to be an adverse person;

- we are the survivor of a merger or other business combination with a person or group beneficially owning 20% or more of our common stock in which our common stock is not changed or exchanged;

- a person or group which has acquired beneficial ownership of 20% or more of our common stock and engages in a self-dealing transaction; or

- the ownership interest of a person or group, beneficially owning 20% or more of our common stock increases by more than 1%

then each holder of a right, upon exercise of that right, will be entitled to receive common stock having a market value equal to two times the exercise price of the right. However, all rights owned by any person or groups triggering the event shall be void.

We refer to these occurrences as a "flip-in events." A flip-in event does not occur if there is an offer for all of our outstanding shares of common stock that our board believes is fair to our stockholders and is in Houghton Mifflin's best interest.

In addition, if at any time following the public announcement that a person or group has acquired beneficial ownership of 20% or more of our common stock:

- we enter into a merger or other business combination transaction in which we are not the surviving entity;

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- we enter into a merger or other business combination transaction in which all or part of our common stock is exchanged; or

- we sell or transfer 50% or more of our assets or earning power then each holder of a right, other than rights held by the person or group who triggered the flip-in event, will be entitled to receive, upon exercise, common stock of the acquiring company equal to two times the purchase price of the right.

We may redeem the rights at $.01 per right at any time before the date that is ten days after 20% or more of our outstanding common stock is acquired by any person or group. We may extend this redemption period at any time while the rights are still redeemable. The rights will expire at the close of business on July 30, 2007 unless we redeem them before that date.

The above description of our Stockholder Rights Plan is not intended to be a complete description. For a full description of the Stockholder Rights Plan, you should read both the existing rights agreement and the renewed rights agreement. A copy of the Renewed Rights Agreement was included as an exhibit to our Form 10-Q dated August 12, 1997. You may obtain a copy of these agreements at no charge by writing to us at the address listed on page 1.

LISTING

Our common stock is listed on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Boston EquiServe, L.P.

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                       HOW WE PLAN TO SELL THE SECURITIES

We may sell the securities in any one or more of the following ways: (1) directly to investors, (2) to investors through agents, (3) to dealers, (4) through underwriting syndicates led by one or more managing underwriters, or (5) through one or more underwriters acting alone.

If we use underwriters in the sale, their obligations to purchase the securities are subject to specified conditions. The underwriters will be obligated to purchase all the securities offered, if they purchase any. The underwriters will purchase the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may at any time change the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

We may use agents in the sale of securities. Unless indicated in the prospectus supplement, the agent will be acting on a best efforts basis for the period of its appointment.

If we use a dealer in the sale of the securities, we will sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices it determines at the time of resale.

We may also sell the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by a remarketing firm acting as principals for their own accounts or as our agents. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket.

We may authorize underwriters, dealers or agents to solicit offers to purchase the securities under a delayed delivery contract providing for payment and delivery at a future date. These contracts would include the following terms:

- the contracts would provide for purchase of the securities at the public offering price but at a specified later date;

- the purchase of the securities at the closing of the contracts would be conditioned only on the purchase being permissible under laws applicable to the purchasing institution;

- the contracts and purchasing institutions would be subject to our approval;
  and

- we would pay disclosed commissions to underwriters, dealers or agents if we accept any contract.

We will identify any underwriters, dealers or agents and describe their compensation, including any discounts or commissions, in a prospectus supplement. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions.

We may have agreements with the underwriters, dealers and agents to indemnify them against some civil liabilities, including liabilities under the Securities Act of 1933. We may also have agreements to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers or agents may engage in transactions with, or perform services for, us in the ordinary course of their business.

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                                    EXPERTS

The audited consolidated financial statements included or incorporated by reference in our Annual Report for the fiscal year ended December 31, 1998 filed on Form 10-K, incorporated in this prospectus by reference, have been audited by Ernst & Young LLP, independent public accountants. These audited consolidated financial statements are incorporated in this prospectus by reference in reliance upon the authority of Ernst & Young LLP as experts in accounting and auditing in giving those reports.

                                 LEGAL OPINIONS

The validity of the securities we are offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

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